UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	May 7, 2018

Cohu, Inc.

__________________________________________

(Exact name of registrant as specified in its charter)

Delaware	001-04298	95-1934119
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

12367 Crosthwaite Circle, Poway, California		92064
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	858-848-8100

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On May 7, 2018, Cohu, Inc., a Delaware corporation (“Parent” or “Cohu”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Xavier Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Xcerra Corporation, a Massachusetts corporation (“Xcerra” or the “Company”). Under the terms of the Merger Agreement, the acquisition of Xcerra will be accomplished through a merger of Merger Sub with and into Xcerra (the “Merger”), with Xcerra surviving the Merger as a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Xcerra’s common stock, par value $0.05 per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time other than dissenting shares and shares held by Parent, Merger Sub, Xcerra or any direct or indirect wholly-owned subsidiary of Parent or Xcerra) will be converted into the right to receive (i) $9.00 in cash, without interest, (the “Cash Consideration”) and (ii) 0.2109 of a validly issued, fully paid and nonassessable share of common stock of Parent, par value $1.00 per share (“Parent Common Stock”), (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

Pursuant to the Merger Agreement, each outstanding Company restricted stock unit (a “Company Restricted Stock Unit”) that will either (i) vest automatically according to its terms at the Effective Time, or (ii) is held by a member of Xcerra’s board of directors, will be cancelled and converted into the right to receive the Merger Consideration. All Company Restricted Stock Units not described in the preceding sentence that are outstanding and unvested at the Effective Time will be assumed by Parent and converted into a restricted stock unit award representing that number of shares of Parent Common Stock equal to the product of A) the number of shares of Company Common Stock represented by such Company Restricted Stock Unit immediately prior to the Effective Time multiplied by (B) the sum of (1) the Stock Consideration plus (2) the quotient of (x) the Cash Consideration divided by (y) the volume weighted average of the trading prices of Parent Common Stock on each of the three consecutive trading days ending on the trading day that is one trading day prior to the date of the closing of the Merger.

Each of Parent’s and Xcerra’s obligation to consummate the Merger is subject to a number of conditions specified in the Merger Agreement, including the following: (i) approval of the issuance of Parent Common Stock in the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, (ii) approval of the Merger Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and receipt of customary antitrust clearances in Germany, (iv) the Parent Common Stock to be issued in the Merger being approved for listing on Nasdaq, (v) the Form S-4 to be filed by Parent with respect to the Parent Common Stock to be issued in the Merger being declared effective by the Securities and Exchange Commission, (vi) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vii) absence of specified adverse laws or orders, (viii) material compliance by the other party with its covenants and (ix) the absence of a material adverse effect with respect to the other party after execution of the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

In addition to the above conditions to closing, Parent is not required to consummate the Merger until after completion of a marketing period related to its debt financing. The marketing period will not begin until Parent receives certain specified financial information from Xcerra and certain conditions to closing of the Merger have been satisfied.

The Merger Agreement contains customary representations, warranties and covenants by Parent, Xcerra and Merger Sub. Xcerra has agreed not to solicit any offers or proposals for alternative transactions, or engage in discussions or participate in negotiations regarding such offer or proposal or furnish any nonpublic information regarding Xcerra to any person that has or expressed an interest in making such offer or proposal, except that if Xcerra’s board of directors determines that a proposal not resulting from a breach of the Merger Agreement constitutes, or would reasonably be expected to result in, a “Company Superior Proposal” (as defined in the Merger Agreement) Xcerra will be entitled to furnish the person making such proposal with non-public information and negotiate with such person. The Merger Agreement also requires each of Parent and Xcerra to call and hold shareholder meetings and requires Parent’s and Xcerra’s respective board of directors to recommend that such party’s shareholders approve the issuance of Parent Common Stock or approve the Merger Agreement, respectively. Each of Parent’s and Xcerra’s respective boards of directors is permitted to change its recommendation to shareholders in response to (i) a “Company Intervening Event” or “Parent Intervening Event,” as applicable and as defined in the Merger Agreement or (ii) a competing proposal that such board of directors determines is a “Company Superior Proposal” or a “Parent Superior Proposal,” as applicable and as defined in the Merger Agreement. In addition, Xcerra’s board of directors is also permitted to terminate the Merger Agreement, subject to payment of a termination fee to Parent (as described further below), if Xcerra’s board of directors determines that a competing proposal constitutes a “Company Superior Proposal.”

Each of the Parent and Xcerra has agreed, subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to satisfy the conditions to the Merger.

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either Parent or Xcerra to terminate the Merger Agreement if Xcerra’s shareholders fail to approve the Merger Agreement or if Parent’s shareholders fail to approve the issuance of Parent Common Stock, (ii) the right of either Parent or Xcerra to terminate the Merger Agreement if the board of directors of the other party changes its recommendation to such party’s shareholders, (iii) the right of Xcerra to terminate the Merger Agreement to accept a Company Superior Proposal as described above, (iv) the right of either Parent or Xcerra to terminate the Merger Agreement if the Merger has not occurred by November 7, 2018 (the “Termination Date,” subject to extension pursuant to the Merger Agreement) and (v) the right of either Parent or Xcerra to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants, subject to certain conditions.

The Merger Agreement provides for Xcerra to pay to Parent a termination fee of $22.8 million if the Merger Agreement is terminated (i) by Parent as a result of a change in the Xcerra board of director’s recommendation to Xcerra’s shareholders or a failure of Xcerra to comply with the non-solicitation and board recommendation covenants in the Merger Agreement; (ii) by Xcerra in order to accept a Company Superior Proposal; (iii) by either Parent or Xcerra if (A) the Merger has not been consummated by the Termination Date or (B) Xcerra shall have failed to obtain the necessary shareholder approval for the Merger and, in each case of (A) and (B) a competing proposal with respect to Xcerra was publicly disclosed and not publicly withdrawn prior to the meeting of Xcerra’s shareholders and Xcerra either consummates a transaction with respect to a competing proposal or enters into a definitive agreement with respect to a competing proposal, in each case within twelve months of such termination; or (iv) by Parent if Xcerra is in breach of a representation, warranty or covenant that would cause the closing conditions to fail to be satisfied, and the breach cannot be cured within 20 calendar days, so long as Parent has not materially breached the Merger Agreement.

The Merger Agreement provides for Parent to pay to Xcerra a termination fee of $22.8 million if the Merger Agreement is terminated by Xcerra (i) as a result of Parent’s breach of a representation, warranty or covenant that would cause the closing conditions to fail, and the breach cannot be cured within 20 calendar days, so long as Xcerra has not materially breached the Merger Agreement or (ii) as a result of a change by Parent’s board of directors in its recommendation that Parent’s shareholders approve the issuance of Parent Common Stock. The Merger Agreement further provides for Parent to pay to Xcerra a termination fee of $45 million if the Merger Agreement is terminated by Xcerra as a result of Parent’s failure to consummate the Merger within five business days of written notice from Xcerra to Parent at a time when all closing conditions have been satisfied or waived and the marketing period has expired.

Additionally, Parent has agreed that it will appoint to its board of directors, two members of Xcerra’s board of directors immediately after the closing of the Merger.

The Merger Agreement contains representations and warranties by Parent and Xcerra with respect to matters as of specified dates. The representations and warranties: reflect negotiations between Parent and Xcerra and are not intended as statements of fact to be relied upon by Parent’s or Xcerra’s shareholders; in certain cases, merely represent risk-allocation decisions among Parent and Xcerra; have been modified or qualified by certain confidential disclosures that were made between Parent and Xcerra in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between Parent and Xcerra and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s public disclosures.

In connection with the proposed Merger, on May 7, 2018, Parent has obtained a financing commitment (the “Commitment Letter”) from Deutsche Bank AG New York Branch (the “Lender”), pursuant to which the Lender (acting alone or through or with affiliates selected by it) has committed to provide a first lien term loan facility in an aggregate principal amount of up to $350.0 million (the “Term Facility”) and if cash on hand of Xcerra is not available at the closing of the Merger, a cash bridge facility in an aggregate principal amount of up to $100.0 million (the “Cash Bridge Facility” and together with the Term Facility, the “Facilities”) to finance a portion of the Merger Consideration. The obligations of the Lender to provide the Facilities are subject to a number of customary conditions, including, without limitation, execution and delivery of definitive documentation consistent with the Commitment Letter and the documentation standard specified therein. The Commitment Letter terminates upon the earliest of (i) the valid termination or abandonment of the Merger Agreement prior to the consummation of the Merger, (ii) the consummation of the Merger without the use of the Facilities, and (iii) the Termination Date (including as extended in accordance with the Merger Agreement).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide shareholders with information regarding its terms and is not intended to provide any factual information about Parent or Xcerra.

Item 8.01. Other Events.

On May 8, 2018, Cohu delivered a “Messaging Framework” document to certain members of Cohu’s sales team. A copy of the document is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 8, 2018, a representative of Cohu sent an email to Cohu’s employees announcing the Merger Agreement. A copy of the email is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On May 8, 2018, a representative of Cohu sent an email to Cohu’s customers announcing the Merger Agreement. A copy of the email is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On May 8, 2018, a representative of Cohu sent an email to Cohu’s suppliers announcing the Merger Agreement. A copy of the email is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Cohu, Inc. (“Cohu”) and Xcerra Corporation (“Xcerra”) and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR); (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Cohu and Xcerra to consummate the proposed transaction, including as a result of the failure of Cohu to obtain or provide on a timely basis or at all the necessary financing; (iii) the ability of Cohu and Xcerra to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Cohu, Xcerra, or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Cohu’s and/or Xcerra’s respective businesses; (vii) the ability of Cohu or Xcerra to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Cohu’s or Xcerra’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Cohu’s or Xcerra’s ability to pursue certain business opportunities or strategic transactions; (xi) the adverse impact to Cohu’s operating results from interest expense on the financing debt, rising interest rates, and any restrictions on operations related to such debt; (xii) continued availability of capital and financing and rating agency actions; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other factors as are set forth in (A) Cohu’s periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to those described under the heading “Risk Factors” in Cohu’s Form 10-K for the fiscal year ended December 31, 2017, (B) Xcerra’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Xcerra’s Form 10-K for the fiscal year ended July 31, 2017, (C) in the Registration Statement on Form S-4 (the “Registration Statement”) that has or will be filed by Cohu with the SEC containing a prospectus with respect to the Cohu common stock to be issued in the proposed transaction and a joint proxy statement of Cohu and Xcerra in connection with the proposed transaction (the “Joint Proxy Statement/Prospectus”) that is or will be contained therein, and (D) the other filings made by Cohu or Xcerra with the SEC from time to time, which are available via the SEC’s website at www.sec.gov.  Neither Cohu nor Xcerra can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Cohu nor Xcerra undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Cohu, Xcerra, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Xcerra stockholders or Cohu stockholders generally, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC.  Information regarding Xcerra’s directors and executive officers and their beneficial ownership of Xcerra common stock is also set forth in Xcerra’s proxy statement on Schedule 14A filed with the SEC on September 5, 2017, and in its Annual Report on Form 10-K for the year ended July 31, 2017, and is supplemented by other public filings made, and to be made, with the SEC by Xcerra.  These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors.  Information concerning Cohu’s directors and executive officers and their beneficial ownership of Cohu’s common stock is set forth in Cohu’s annual proxy statement on Schedule 14A filed with the SEC on April 3, 2018, and in its Annual Report on Form 10-K for the year ended December 31, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available.  You may obtain copies of the documents described in the preceding sentence when they become available free of charge by visiting the SEC’s website at www.sec.gov.

Additional Information and Where You Can Find It

Cohu will file with the SEC the Registration Statement containing the Joint Proxy Statement/Prospectus and other documents concerning the proposed transaction.  The definitive Joint Proxy Statement/Prospectus will be delivered to the stockholders of Xcerra and Cohu after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement/Prospectus or any other documents that Xcerra or Cohu may file or may have filed with the SEC, or will send or have sent to stockholders in connection with the proposed transaction.  Investors AND SECURITY HOLDERS are urged to read the definitive JOINT proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC carefully and in their entirety because they will contain important information.  Investors and security holders may obtain a free copy of these documents (when they become available) and other documents filed by Xcerra and Cohu with the SEC at the SEC’s website at www.sec.gov.  The Joint Proxy Statement/Prospectus and other documents filed by Xcerra or Cohu may also be obtained free of charge by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors or by contacting Xcerra Investor Relations by telephone at (781) 467-5063 or by mail at Xcerra Investor Relations, Xcerra Corporation, 825 University Avenue, Norwood, MA 02062, attention Rich Yerganian or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com or by contacting Cohu Investor Relations by telephone at (858) 848-8106 or by mail at Cohu Corporate Headquarters, 12367 Crosthwaite Circle, Poway, CA 92064, attention Jeffrey D. Jones.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The exhibits to this report are listed in Item 1.01 and Item 8.01 above and in the Index of Exhibits that precedes the signature line.

Index of Exhibits

EXHIBIT NO.	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated May 7, 2018, by and among Cohu, Inc., Xavier Acquisition Corporation and Xcerra Corporation.

99.1	Messaging Framework sent to Cohu’s Sales Team, dated May 8, 2018.

99.2	E-Mail sent to Cohu Employees, dated May 8, 2018.

99.3	E-Mail sent to Cohu Customers, dated May 8, 2018.

99.4	E-Mail sent to Cohu Suppliers, dated May 8, 2018.

*      Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Cohu agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 8, 2018	Cohu, Inc.
By:
/s/ Jeffrey D. Jones
Name: Jeffrey D. Jones
Title: VP Finance and Chief Financial Officer